Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

5th November, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters as per requirements of the Listing Agreement to the Stock Exchanges in India.

(1) A letter dated 5th November, 2007 intimating allotment of equity shares on conversion of FCCBs.

(2) A letter dated 5th November, 2007 alongwith Media Release dated 5th November,2007

Copies of the above letters are enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Exemption File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

November 5, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Allotment of Equity Shares on conversion of FCCBs**

Ref. :- (1) BSE letter Ref. No. DCS/SJK/RCG/AD/2006/532712 dated May 2, 2006, in principle approval under Clause 24(a) of the Listing Agreement for the proposed FCCB issue of the Company

(2) NSE letter Ref. No. NSE/LIST/21843 – M dated May 3, 2006, in principle approval under Clause 24(a)

A Committee of the Board of Directors of the Company has, pursuant to requests received from the holders of Zero Coupon Foreign Currency Convertible Bonds (FCCBs) of US$ 1,000 each, allotted **46,75,242** equity shares of Rs. 5 each at a predetermined premium of Rs. 475.68 per equity share on 5th November, 2007.

The allotted equity shares as aforesaid shall rank pari passu in all respect with the existing equity shares of the Company and shall be entitled for full dividend, if declared for the financial year 2007-08.

Consequent upon the said allotment, the paid-up capital of the Company stands increased to 205,68,66,603 fully paid-up equity shares of Rs 5 each.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Copy to: National Securities Depository Limited
Central Depository Services (India) Limited

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

November 5, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media Release

We are enclosing herewith a Media Release dated 5th November, 2007, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Communications partners with Microsoft to deliver IPTV in India on the Microsoft® Mediaroom™ platform

- *Contract estimated at USD 500 million*
- *Unveil new era of connected entertainment with IPTV*

Mumbai, India; November 5, 2007 — Reliance Communications and Microsoft today announced a strategic partnership to deliver a highly connected, personalized TV experience to consumers in India through Reliance's IPTV service, which will be powered by the award-winning Microsoft® Mediaroom™ Internet Protocol Television (IPTV) software platform. The announcement was made by Anil D Ambani, Chairman, Reliance Communications, and Steve Ballmer, CEO of Microsoft, at a press event today in Mumbai, India. Reliance Communications shall have the exclusive deployment right for the platform in India.

Reliance's IPTV service, powered by the Microsoft Mediaroom platform, will allow Reliance to deliver entirely new, connected and personalized television experiences for Indian consumers, with several advanced features, such as video-on-demand (VOD), digital video recording (DVR), instant channel changing, and personal media sharing. IPTV subscribers will be able to watch popular standard definition (SD) content as well as high definition (HD) content - for the first time in India - at the click of a button from the comfort of their homes, and enjoy a connected entertainment experience that will soon allow them to watch their favorite shows on their TV or PC. The service will be launched by fiscal end (March 2008).

"As consumers today are becoming more sophisticated, they are demanding more compelling and personalized entertainment to suit their individual needs and preferences," said Anil D Ambani, Chairman, Reliance Communications. "Until now, TV has been a broadcast, 'one-size-fits-all' experience. Backed by powerful Microsoft Mediaroom software, IPTV promises to offer our subscribers more choice, control, and convenience, and at the end of the day, a unique and more satisfying user experience. We're excited to partner with Microsoft to unlock the potential of television and offer Indian subscribers the very best TV and connected entertainment experiences."

"Reliance is about to change the way consumers experience television," said Steve Ballmer, CEO, Microsoft. "TV is the only major digital device that has been left out of the networking revolution, and

Microsoft and Reliance are now making the TV a first class citizen in the connected entertainment landscape. By connecting the TV to an intelligent two-way network and adding powerful software, new connected and personalized experiences will become possible here in India."

The IPTV service will also target an area of great degree of ambiguity as far as TV content and advertising goes, in India. There is, at present, no clear indication of how much of the content and advertising is really reaching the target audience and what the returns for the spends are. A two-way interactive medium can rectify this.

"In addition to the obvious benefit that will come to the consumers, this offering will also benefit the media industry at large", adds Ravi Venkatesan, Chairman, Microsoft India. "Whether it is the content providers, the platform owners or the advertisers, they will get better value for their money. This is critical for the long term growth and sustenance of the television industry."

"Reliance Communications is well poised to leverage its next-gen optical fiber network to unleash the 'Connected Digital Home' phenomena", said Prakash Bajpai, President of Home and Enterprise Business at RCOM. "This revolutionary new IPTV will give viewers complete control on Home entertainment as well as Internet-enabled information and communication services on an 'always ON' basis."

About Reliance Communications

Reliance Communications Limited founded by the late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs. 2,70,000 crore, net worth in excess of Rs. 40,000 crore, cash flows of Rs. 9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of over 38 million including over 1.3 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications' corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire infocomm value chain, covering over 13,000 towns and 500,000 villages. Reliance

Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 165,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

About Microsoft

Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software for personal and business computing. The company offers a wide range of products and services designed to empower people through great software-any time, any place and on any device. Microsoft Corporation India Private Ltd is a subsidiary of Microsoft Corporation USA. It has had a presence in India since 1990 and currently has offices in Bangalore, Chennai, Hyderabad, Kolkata, Mumbai, New Delhi, and Pune.

About Microsoft TV

Microsoft TV enables the future of television by helping broadband network operators deliver advanced digital TV services and new connected entertainment experiences to audiences worldwide. Microsoft TV solutions offer a rich, personalized consumer experience while creating new business opportunities for broadband service providers, hardware manufacturers, content creators, advertisers and application developers. Microsoft Mediaroom is Microsoft's award-winning Internet Protocol Television (IPTV) software platform. With Microsoft Mediaroom, service providers can deliver a superior experience, with advanced digital TV features and multimedia capabilities. More information about Microsoft Mediaroom and the opportunity to deliver the best in TV plus all your media in one place is available at http://www.microsoft.com/TV and http://www.microsoftmediaroom.com.

For further press information, please contact:

Anuj Bakshi Reliance Communications Tel: 9321721722 E-mail: anuj.bakshi@relianceada.com	**Sabah Hamid** Microsoft India Tel: 0124-4158000 E-mail: sabah@microsoft.com
Ismail Sheriff Reliance Communications Tel: 9320462876 E-mail: mohammad.sheriff@relianceada.com	**Amita Tandon** Text 100 India New Delhi Tel: 0-9810415636 E-mail: amitat@text100.co.in

END